QuickLinks -- Click here to rapidly navigate through this document

FOURTH AMENDMENT TO THE
1996 NONQUALIFIED STOCK OPTION PLAN
OF SHEARWATER CORPORATION

    THIS FOURTH AMENDMENT (the "Fourth Amendment") to the 1996 Nonqualified Stock Option Plan of Shearwater Corporation, an Alabama corporation (the "Company") is made effective June 22, 2001.

W I T N E S S E T H:

    WHEREAS, the Shareholders of the Company and the Board of Directors of the Company previously adopted the Shearwater Polymers, Inc. 1996 Nonqualified Stock Option Plan, as amended (the "Plan"); and

    WHEREAS, the Company desires to amend the Plan to reflect certain modifications and clarifications contemplated by that certain Agreement and Plan of Merger and Reorganization, dated as of May 22, 2001, among Inhale Therapeutic Systems, Inc. ("Inhale"), Square Acquisition Corp., the Company, certain Shareholders of Shearwater Corporation, and J. Milton Harris, as amended (the "Merger Agreement").

    NOW THEREFORE, the Plan is hereby amended, as of the date hereof, as follows:

    Section 1.  Definitions.  Terms used herein but not otherwise defined shall have the same meaning as ascribed to them in the Plan.

    Section 2.  Antidilution.  Section 5.3 of the Plan shall be amended to read in its entirety as follows:

    "Section 5.3  Antidilution

      (a) Subject to Section 5.3(e) hereof, in the event that the Stock is hereafter increased, decreased, or changed into or exchanged for a different number or kind of shares or other securities of the Company by reason of merger, consolidation, reorganization, recapitalization, reclassification, combination of shares, exchange of shares, stock split, or stock dividend after the effective date of the Plan:

         (i) the aggregate number and kind of shares of Stock subject to Options which may be granted hereunder shall be adjusted appropriately; and

        (ii) rights under outstanding Options granted hereunder, both as to the number of subject shares of Stock and the Option price, shall be adjusted appropriately.

      (b) Subject to Section 5.3(e) hereof, in the event of a dissolution or liquidation of the Company, the Options granted hereunder shall terminate; provided, however, that the Participants shall have the right for a period of thirty (30) days prior to such dissolution or liquidation to exercise outstanding Options in full without regard to any installment exercise provisions and whether the Option by its terms is at such time immediately exercisable in full, to the extent it shall not have been exercised.

      (c) With respect to Options granted hereunder, unless otherwise expressly provided in the applicable Stock Option Agreement, in the event of (i) any merger, consolidation, or combination involving the Company, including, without limitation, (A) any merger, consolidation, or combination that is solely for the purpose of changing the domicile of the Company, and (B) any merger, consolidation, or combination that would result in the holders of the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by the securities remaining outstanding or by being converted into voting securities of the surviving entity) more than fifty percent (50%) of the combined voting power of the voting securities of the

  Company (or such surviving entity) outstanding immediately after such merger, consolidation, or combination, or (ii) any sale of substantially all the assets of the Company or a sufficient amount of Stock in the Company (whether by tender offer, original issuance, or a single or series of related Stock purchase and sale agreements and/or transactions) sufficient to confer on the purchaser or purchasers thereof (whether individually or in a group) the ability to elect a majority of the Board of Directors of the Company, the Board or the board of directors of the surviving or acquiring entity (as used in this Section 5.3(d), also the "Board") shall, as to outstanding Options (on the same basis or on different bases, as the Board shall specify), make appropriate provision for the continuation of such Options by the Company or the assumption of such Options by the surviving or acquiring entity and by converting on an equitable basis for the shares then subject to such Options any one of the following: (a) the consideration payable with respect to the Stock in connection with a transaction described in (i) (including, without limitation, (i)(A) and (i)(B)) and (ii) above, (b) shares of stock of the surviving or acquiring corporation, (c) options in the shares of Stock of the surviving or acquiring corporation, (d) such other securities as the Board deems appropriate, the fair market value of which (as determined by the Board in its sole discretion) shall not materially differ from the fair market value of the shares of Stock subject to such Options immediately preceding a transaction described in (i) (including, without limitation, (i)(A) and (i)(B)) and (ii) above, or (e) any combination of the foregoing.

      (d) The foregoing adjustments and the manner of application of the foregoing provisions shall be determined solely by the Board, and any such adjustment shall provide for the elimination of fractional share interests."

      (e) Notwithstanding anything to the contrary in this Section 5.3, in the event that the transactions contemplated by that certain Merger Agreement that certain Agreement and Plan of Merger and Reorganization, dated as of May 22, 2001, among Inhale Therapeutic Systems, Inc., Square Acquisition Corp., the Company, certain Shareholders of Shearwater Corporation, and J. Milton Harris, as amended (the "Merger Agreement"), are consummated, then effective as of the effective time of the merger contemplated by the Merger Agreement, the Options then subject to the Plan shall be converted as provided in the Merger Agreement.

    Section 3.  Elimination of Repurchase Rights.  Section 6.9 and Section 7.3 of the Plan are hereby deleted in their entirety.

    Section 4.  Exercise Upon Termination.  Section 6.4(c) of the Plan is hereby deleted in its entirety, Section 6.6(a) of the Plan is hereby amended and restated in its entirety as follows:

      "(a) If the engagement (as a consultant or advisor), employment, or directorship of a Participant to whom an Option shall have been granted pursuant to the Plan is terminated for any reason, other than death or total disability, such Participant shall have ninety (90) days from the date of such termination to exercise any such Option the Participant is entitled to exercise at the date of such termination; provided, however, upon the expiration of such ninety (90) day period following Participant's termination, all Options granted to such Participant to the extent not exercised prior to such expiration shall terminate."

    Section 5.  Public Offering.  Section 9.2 of the Plan is hereby deleted in its entirety.

    Section 6.  Confirmation of Plan.  All the terms, covenants and conditions of the Plan, as previously amended, and as amended hereby, are hereby in all respects ratified and confirmed, and the Plan as so amended shall continue in full force and effect.

    Section 7.  Effective Time.  This Amendment shall be effective immediately upon the effective time of the merger contemplated by the Merger Agreement, and in the event the Merger Agreement is terminated, this Amendment shall be null and void and of no further force or effect.

    Adopted effective as of the 22nd day of June, 2001, by the Board of Directors of Shearwater Corporation.

SHEARWATER CORPORATION

/s/ J. MILTON HARRIS
By:	J. Milton Harris
As Its:	President

QuickLinks

FOURTH AMENDMENT TO THE 1996 NONQUALIFIED STOCK OPTION PLAN OF SHEARWATER CORPORATION